Exhibit 99.74

APHRIA AND NUUVERA ANNOUNCE CLOSING OF ARRANGEMENT

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Leamington and Toronto, Ontario (March 23, 2018) — Aphria Inc. (“Aphria”) (TSX:APH and US OTC: APHQF) and Nuuvera Inc. (“Nuuvera”) (TSXV:NUU) are pleased to announce that they have completed the previously announced arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (Ontario), pursuant to which, among other things, Aphria has acquired all of the common shares of Nuuvera (the “Nuuvera Shares”) not already owned by it.

Under the terms of the Arrangement, each former Nuuvera shareholder is now entitled to receive $0.62 in cash, rather than $0.60, as previously announced, plus 0.3546 of a common share of Aphria, for each Nuuvera Share held prior to the Arrangement (the “Consideration”). The increase in the cash consideration is a result of Nuuvera’s cash on hand exceeding the Restricted Cash Amount (as defined in the Arrangement Agreement Amending Agreement dated February 19, 2018).

It is anticipated that the Nuuvera Shares will be delisted from the TSX Venture Exchange as of the close of trading on or about March 26, 2018 and Nuuvera intends to submit an application to the applicable securities regulators to cease to be a reporting issuer and to terminate its public reporting obligations.

Pursuant to the letter of transmittal mailed to Nuuvera shareholders as part of the material in connection with the special meeting of Nuuvera shareholders held on March 20, 2018 (the “Meeting”), in order to receive the Consideration to which they are entitled, registered holders of Nuuvera Shares will be required to deposit their share certificate(s) representing Nuuvera Shares, together with the duly completed letter of transmittal, with TSX Trust Company, the depositary under the Arrangement. Shareholders whose Nuuvera Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact their nominee with questions regarding the receipt of the Consideration.

Further information about the Arrangement is set forth in the materials prepared by Nuuvera in respect of the Meeting which were mailed to Nuuvera shareholders and filed under Nuuvera’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

About Aphria

Aphria, one of Canada’s lowest-cost medical cannabis producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information about Aphria, please visit www.aphria.ca

About Nuuvera

Nuuvera is a global cannabis company founded on Canadian principles, and built with the whole world in mind. Nuuvera is currently working with partners in Germany, Israel and Italy, and is exploring opportunities in several other countries, to develop commercial production and global distribution of medical grade cannabis in legalized markets. Through its subsidiaries, ARA — Avanti and Avalon

Pharmaceutical Inc., Nuuvera holds a Dealer License (GMP) under the Narcotic Control Regulations and Office of Controlled Substances. Nuuvera is currently in the final stages of the Health Canada review process to become a Licensed Producer of medical marijuana under the ACMPR, and has recently received its “letter to build” approval.

For more information about Nuuvera, please visit: www.nuuvera.com

Notice regarding forward-looking information:

This news release includes statements containing forward-looking information regarding Aphria and Nuuvera and their respective businesses. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, and include statements in this press release concerning the expected timing by which Nuuvera will be de-listed from the TSX Venture Exchange and the intention to apply to have Nuuvera cease being a reporting issuer and terminate its public reporting obligations. Such statements are based on the current expectations of the management of Aphria and Nuuvera. Such forward-looking events and circumstances may not occur when anticipated or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Aphria or Nuuvera, including risks regarding the cannabis industry, economic factors, the equity markets generally, risks associated with growth and competition and those risk factors referred to in the management information circular of Nuuvera prepared in connection with the Meeting. Although Aphria and Nuuvera have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in this news release, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information cannot be guaranteed. Except as required by applicable securities laws, statements in this news release containing forward-looking information speak only as of the date on which they are made and Aphria and Nuuvera undertake no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The TSX Venture Exchange has in no way passed upon the merits of the transaction and has neither approved nor disapproved the content of this press release.

For further information please contact:

Andrew Swartz

andrews@aphria.com

416-268-7099